

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2022

Jingyan Wu
Chief Financial Officer
EZGO Technologies Ltd.
Building #A, Floor 2
Changzhou Institute of Dalian University of Technology
Science and Education Town
Wujin District, Changzhou City
Jiangsu, China 213164

>   **Re: EZGO Technologies Ltd.**
>   **Form 20-F for the Year Ended September 30, 2021**
>   **Filed January 27, 2022**
>   **Form 20-F/A for the Year Ended September 30, 2021**
>   **Filed August 5, 2022**
>   **CORRESP filed August 5, 2022**
>   **File No. 001-39833**

Dear Ms. Wu:

　　We have reviewed your August 5, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 28, 2022 letter.

Form 20-F/A for the Year Ended September 30, 2021

Part I, page 1

1.　　We have reviewed your response to prior comment one. Please ensure you conform your disclosures related to your operations in China, in future Exchange Act filings, with comments issued in our review of your current Form F-3, as applicable. Please confirm your understanding that you will comply with the requisite disclosures in future Exchange Act filings, as applicable, in your response to us.

You may contact Jeffrey Gordon at 202-551-3866 or Anne McConnell at 202-551-3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing